STOCKS RECOVER IN Q2

The stock market staged a robust recovery in the second quarter of 2009. Medium and small-cap stocks led the way higher with small-cap growth turning in the best performance with a 23.2% gain. Growth and value generally performed equally as well. The S&P 500 gained 15.2% for the quarter.

FOREIGN  MARKETS  LEAD  THE  U.S.

Huge gains of 44% in Latin America and 37% in China pushed emerging market funds ahead 36.9% in the second quarter. Foreign markets outpaced the U.S., as the average world equity fund returned 26.7%. That's the most since Q4 1999, when they surged 27.4%. The Chinese economy continues to lead the way out of the global recession, as growth has stayed above 6% while other economies faltered. Chinese GDP is expected to top 8% growth in 2009, which will serve to boost the economies of Australia and Brazil, China's principal suppliers of commodities and raw materials.

RELATIVELY SLOW RECOVERY EXPECTED

While central banks around the world have taken steps to stabilize the faltering financial system, we still expect a relatively slow economic recovery to unfold. Here in the U.S., the world's largest economy, we are facing accelerating budget deficits and rising unemployment as the stimulus program has so far failed to provide for growth in employment. U.S. consumers continue to increase their savings rates and corporations continue to focus on expense reductions rather than adding to their payrolls. Global growth in 2009 will be lead by the emerging markets of China, Australia and Brazil.

Even though the U.S. economy has been disappointing so far in 2009, we expect the second half of the year to produce much better results as industrial production begins to increase and home prices stabilize. The stock market rose this past quarter simply because we avoided financial Armageddon. Lower rated, lower quality stocks have led the way higher. These stocks would have been smashed in an economic meltdown as their survival was at stake, so they rallied more than the higher quality stocks like the ones in our Fund. With some positive economic news in the year's second half, we expect the higher quality stocks to resume their usual out-performance. We continue to add selectively in the technology, healthcare and financial industries to further benefit from this growth, while also investing in the emerging markets of China, Australia and Brazil through ETFs (exchange traded funds).


MARKET  SECTOR  PRICE  CHANGES

                           % 3 Months        %YTD
S&P 500 Index                   15.2%        1.8%
Russell Large Index             15.8%        3.0%
Russell Mid Index               20.2%        8.8%
Russell Small Index             20.2%        1.8%
Russell 3000 Index              16.2%        2.9%




Last  3  Months  and  YEAR-TO-DATE

VALUE     BLEND     GROWTH
 15.9%    15.8%     15.8%          LARGE
 -4.5%     3.0%     10.5%
 20.1%    20.2%     20.3%          MEDIUM
  1.6%     8.8%     15.9%
 17.3%    20.2%     23.2%          SMALL
 -6.4%     1.8%     10.9%




ECONOMIC  SECTOR  ALLOCATION

Sector                Fund          S&P 500
Consumer Discretion    4.9%            9.0%
Consumer Staple        5.9%           12.0%
Energy                 9.6%           12.4%

Financial             11.9%           13.6%
Health Care            7.9%           14.0%
Industrials            5.1%            9.9%

Information Tech      20.2%           18.3%
Materials              1.9%            3.2%
Telecommunications     2.2%            3.5%

Utilities              0.8%            4.1%
Sector-Specific ETFs  19.8%             N/A
Cash                   7.7%             N/A
Other                  2.1%             N/A



STOCK  SECTOR  ALLOCATION

VALUE     BLEND     GROWTH
 18%       26%        28%        LARGE

  2%        7%         9%        MEDIUM

  3%        2%         5%        SMALL



Stock allocation by size and price-Growth stocks are higher priced stocks, meaning they have above-average P/E ratios, while value stocks, with their below-average P/E ratios, are lower priced stocks.


TOP  FIVE  NEW  STOCK  HOLDINGS
           ---

                                % of Fund
Synaptics Inc                        1.5%
McAfee Inc                           1.4%
Valeant Pharmaceutical               1.2%
Cubic Corp                           1.1%
Cree Inc                             1.1%



TOP  FIVE  STOCK  HOLDINGS

                                % of Fund
Apple Inc                            2.3%
International Business Machs         1.9%
JP Morgan Chase & Co Inc             1.8%
Occidental Pete Corp                 1.7%
Anworth Mortgage Asset               1.7%



Investment objectives, risks, expenses, and other information about the Fund are contained in the prospectus. You may obtain a copy by calling 888.223.0600.
Please review it carefully before investing